UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to the Report on Form 6-K of DryShips Inc. originally furnished to the U.S. Securities and Exchange Commission (the "Commission") on August 30, 2011 (the "Original Form 6-K") is being furnished solely for the purpose of providing Interactive Data File disclosures as Exhibit 101 in accordance with Rule 405 of Regulation S-T.  This Exhibit 101 was not previously filed with the Original Form 6-K.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

This Amendment No. 1 and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: September 26, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit No.	Exhibit Description

101	The following financial information from the Original Form 6-K, furnished with the Commission on August 30, 2011, formatted in Extensible Business Reporting Language (XBRL):

(1)	Consolidated Balance Sheets as of December 31, 2010 and June 30, 2011 (unaudited);
(2)	Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2010 as restated and 2011;
(3)	Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2010 as restated and 2011; and
(4)	Notes to Unaudited Interim Condensed Consolidated Financial Statements.